EXHIBIT 2.3
Wind Point Partners III, L.P.
One Towne Square
Suite 780
Southfield, Michigan 48076

December 2, 2003

RH Financial Corporation
c/o Ralcorp Holdings, Inc.
800 Market Street
Suite 2900
St. Louis, Missouri 63101

Re:    Purchase Agreement Amendment

Gentlemen:

Reference is hereby made to the Purchase Agreement (the “Purchase Agreement”) dated as of November 12, 2003, among Value Added Bakery Holding Company, (the “Company”), each of the persons set forth on Exhibit A thereto, each of the person set forth on Exhibit B thereto, RH Financial Corporation ( “Buyer”) and, solely with respect to Section 13.15 thereof, Ralcorp Holdings, Inc. Capitalized terms used herein without definition shall have the meanings specified for such terms in the Purchase Agreement. The Purchase Agreement hereby is amended as follows:

1.  The Company has made a good faith estimate that the Net Cash Amount will be Forty-Five Thousand Four Hundred Thirty-Four Dollars and Fifty-Four Cents ($45,434.54) (the "Estimated Net Cash Amount"). The parties acknowledge and agree that: (a) the Estimated Net Cash Amount shall be used for purposes of determining the Estimated Cash Payment at Closing; and (b) in connection with the preparation of the Net Asset Schedule, the Buyer shall prepare and deliver to the Seller Representative a schedule (the "Net Cash Amount Schedule") of the Net Cash Amount of the Company at Closing (the "Actual Closing Date Net Cash Amount"). The Purchase Price shall be reduced by the amount, if any, by which the Estimated Net Cash Amount exceeds the Actual Closing Date Net Cash Amount, or increased by the amount, if any, by which the Actual Closing Date Net Cash Amount exceeds the Estimated Net Cash Amount. The preparation and delivery of the Net Cash Amount Schedule and all adjustments, disputes, settlements and payments relating to the Actual Closing Date Net Cash Amount shall be governed in accordance with the time periods, dispute mechanisms, payment periods and other relevant provisions set forth in the Purchase Agreement as they relate to determining the Closing Date Net Assets, including without limitation, Section 2.3 of the Purchase Agreement.

2.  The parties have determined that a transfer tax in the amount of $68,441 is due to the Washington State Department of Revenue (the “Real Estate Transfer Tax”). Pursuant to Section 9.3(d) of the Purchase Agreement, the Buyer and the Sellers share equally any real property Tax imposed on the Company and its Subsidiaries as a result of the transactions contemplated by the Purchase Agreement. The parties agree that $34,220.50 shall be accrued on the Net Asset Schedule to reflect the Sellers’ portion of the Real Estate Transfer Tax. Buyer shall be responsible for paying the Real Estate Transfer Tax within thirty (30) days of the Closing Date.

3.  Section 2.3(c) of the Purchase Agreement hereby is amended to permit the Company to direct the Buyer to pay the amount of Outstanding Indebtedness and transaction fees directly to the parties to whom such Outstanding Indebtedness or transaction fees are owed.

4.  The Sellers shall be responsible for the payment of all expenses relating to the preparation and filing of termination statements and such other and further documents and instruments reasonably necessary to evidence release of Encumbrances relating to the Outstanding Indebtedness.

5.  The parties agree that $6,000 shall be accrued on the Net Asset Schedule for the payment of LIBOR breakage fees. The Company shall be responsible for payment of all LIBOR breakage fees imposed by the holders of Outstanding Indebtedness up to the amounts accrued therefor on the Net Asset Schedule. The Sellers shall be responsible for the payment of all LIBOR breakage fees imposed by holders of Outstanding Indebtedness in excess of any amounts accrued therefor on the Net Asset Schedule. To the extent that the Net Asset Schedule accrues breakage fees in excess of the actual breakage fees, the Buyer shall promptly refund the amount of the excess to the Seller Representative.

6.  Buyer waives the closing condition set forth on Section 3.1(e)(xii) of the Purchase Agreement.

7.   The parties agree that the Disclosure Schedules to the Purchase Agreement are amended and supplemented as described on Exhibit A attached hereto and made a part hereof.

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Please indicate your agreement to the foregoing by signing and returning to the undersigned an original counterpart of this letter.

Very truly yours,

VALUE ADDED BAKERY HOLDING COMPANY

By: ___/s/ James Wojciechowski___
James Wojciechowski
Chief Financial Officer

WIND POINT PARTNERS III, L.P.
as Seller Representative

By: Wind Point Investors, L.L.C., its General Partner

By:____/s/ Robert L. Cummings____
Name:___  Robert L. Cummings  ___
Its:_______Member_____________

The undersigned hereby acknowledges and agrees to the foregoing as of the date first above written.

RH FINANCIAL CORPORATION

By:_____/s/ Charles G. Huber, Jr.___
Name:___   Charles G. Huber, Jr.___
Title:___      Secretary          _______